ECHOSTAR COMMUNICATIONS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
SUPPLEMENTAL RESPONSE TO SEC LETTER OF May 31, 2006
July 27, 2006
Via EDGAR and FedEx
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar Communications Corporation (“EchoStar” or the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-26176
Dear Mr. Spirgel:
     We are supplying the following supplementary response to comment #1 contained in your letter dated May 31, 2006, based on our telephone conversation with the Staff on July 12, 2006.
9601 South Meridian Blvd., Englewood, CO 80112 Tele: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Form 10-K for the fiscal year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	We note your planned revision to your presentation of SAC and Equivalent SAC and the actual revision you made in the Form 10-Q for the quarterly period ended March 31, 2006. Please revise your disclosure to clearly identify this measure as a non-GAAP measure. Revise to discuss in detail the reasons for the revisions to eliminate confusion with your use of a term that has been defined in prior filings but will be calculated differently going forward. Further, revise to disclose all of the related components necessary to calculate the measure and provide the calculation as a footnote. Clearly identify and label all of the “offsetting amounts” used in your calculation of SAC.
Below is an example of the proposed MD&A language for SAC using EchoStar Communications Corporation’s first quarter 2006 amounts and disclosures with proposed edits and underlined inserts for future filings.
To be included in EXPLANATION OF KEY METRICS AND OTHER ITEMS:
SAC. We are not aware of any uniform standards for calculating “subscriber acquisition costs per new subscriber activation” and we believe presentations of SAC may not be calculated consistently by different companies in the same or similar businesses. We include all new DISH Network subscribers in our calculation, including DISH Network subscribers added with little or no subscriber acquisition costs.
Prior to January 1, 2006, we calculated SAC for the period by dividing the amount of our expense line item “Subscriber acquisition costs” for the period, by our gross new DISH Network subscribers added during that period. Separately, we then disclosed our “Equivalent SAC” for the period by adding the value of equipment capitalized under our lease program for new subscribers and other offsetting amounts to our “Subscriber acquisition cost” expense line item prior to dividing by our gross new subscriber number. Management believes subscriber acquisition cost measures are commonly used by those evaluating companies in the multi-channel video programming distribution, or MVPD, industry. Because our Equivalent SAC includes all of the costs of acquiring subscribers (i.e., subsidized and capitalized equipment), our management focuses on Equivalent SAC as the more comprehensive measure of how much we are spending to acquire new subscribers. As such, effective January 1, 2006, we began disclosing only “Equivalent SAC,” which we now refer to as SAC. SAC is now calculated as “Subscriber acquisition costs,” plus the value of equipment capitalized under our lease program for new subscribers, divided by gross subscriber additions. During the first quarter of 2006, we included in our calculation of SAC the benefit
9601 South Meridian Blvd., Englewood, CO 80112 Tele: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

of payments we received in connection with equipment not returned to us from disconnecting lease subscribers and returned equipment that is made available for sale rather than being redeployed through our lease program, as described in that Form 10-Q. Effective the second quarter of 2006, our revised SAC calculation no longer includes these benefits. Instead, these benefits are separately disclosed. All prior period SAC calculations have been revised to conform to the current period calculation.
To be included in MD&A discussion:
SAC. SAC was approximately $697 during the three months ended March 31, 2006 compared to $647 during the same period in 2005. As previously discussed, the calculation of SAC for all prior periods has been revised to conform to the current year presentation. The year over year increase in SAC of $50, or 7.7% was primarily attributable to a decrease in the number of co-branded subscribers acquired under our original AT&T agreement and higher costs for acquisition advertising. This increase was partially offset by reduced hardware and installation costs resulting primarily from increased use of dual tuner receivers, simplified installations, a decrease in the number of SuperDISH installations, increased redeployment of equipment returned by disconnecting lease program subscribers, and a decrease in promotional incentives paid to our independent dealer network. ~~The increase in SAC was also partially offset by an increase in payments received in connection with equipment that is not returned to us by disconnecting lease subscribers, as well as an increase in the amount of returned equipment that is made available for sale rather than redeployed through the lease program.~~
Our principal method for reducing the cost of subscriber equipment is to lease our receiver systems to new subscribers rather than selling systems to them at little or no cost. Upon termination of service, lease subscribers are required to return the leased equipment to us or be charged for the equipment. Leased equipment that is returned to us which we redeploy to new lease customers results in reduced capital expenditures, and thus reduced SAC. During the three months ended March 31, 2006, the percentage of our new subscribers choosing to lease rather than purchase equipment continued to increase compared to the same period in 2005. The value of equipment capitalized under our lease program for new subscribers totaled approximately $194.8 million and $184.7 million for the three months ended March 31, 2006 and 2005, respectively. The increase in capital expenditures resulting from our equipment lease program for new subscribers has been, and we expect it will continue to be, partially mitigated by, among other things, the redeployment of equipment returned by disconnecting lease program subscribers. However, to remain competitive we will have to upgrade or replace subscriber equipment
9601 South Meridian Blvd., Englewood, CO 80112 Tele: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

periodically as technology changes, and the associated costs may be substantial. To the extent technological changes render existing equipment obsolete, we would be unable to redeploy all returned equipment and would realize less benefit from the SAC reduction associated with redeployment of that returned lease equipment.
As previously discussed, our SAC calculation does not include the benefit of payments we received in connection with equipment not returned to us from disconnecting lease subscribers and returned equipment that is made available for sale rather than being redeployed through our lease program. During the three months ended March 31, 2006 and 2005, these amounts totaled approximately $25.6 million and $19.3 million, respectively.
     Please direct any communications regarding this letter to my attention. My telephone number is 303-723-1095. I can be reached by fax at 720-514-5957.

Sincerely,
/s/ David J. Rayner

David J. Rayner Chief Financial Officer

Cc:	Kyle Moffatt, SEC
Robert Carroll, SEC
9601 South Meridian Blvd., Englewood, CO 80112 Tele: 303.723.1000 Fax: 303.723.1299